January 14, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Feider

Re:	Kenexa Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed on February 29, 2008
Form 10-Q for the Quarter Ended June 30, 2008
SEC File No. 000-51358

Dear Ms. Collins and Ms. Feider:

On behalf of Kenexa Corporation (the “Company”), this letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Donald Volk, Chief Financial Officer of the Company, dated December 17, 2008 (the “Comment Letter”) with respect to the above filings.

For your convenience, we set forth each comment in the Comment Letter in italicized typeface and include each response below the relevant comment. All references to page numbers in our responses reflect paginations in the filings cited.

Form 10-K for the Year Ended December 31, 2007

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation Objectives and Philosophy, page 18

1.	We note your response to our prior comment 5 and reissue it in part. In future filings please affirmatively state whether you consider the comparative performance of your peer group companies and whether and how you considered the relative performance of peer group companies and your company in setting your executive compensation.

The Company notes the Staff’s comment and will affirmatively state, in future filings, whether the Company considered the comparative performance of its peer group companies and whether and how the company considered the relative performance of peer group companies to its own performance in setting its executive compensation.

Compensation Elements

Base Pay, page 20

2.	With respect to prior comment 9, it appears that you may be relying on Instruction 4 to Item 402(b) of Regulation S-K as the basis for nondisclosure of the targets. If so, please provide us with a reasonably detailed explanation of why you believe that disclosure of the targets would pose a reasonable threat of competitive harm.

Upon further consideration, the Company has determined that it will disclose in future proxy statement filings the earnings before tax (“EBT”) targets for named executive officers pursuant to the Company’s Executive Officer bonus program and will also disclose the corresponding bonus amounts that could have been earned by each named executive officer at various EBT target levels, unless the Company changes in future years the type of targets that it uses to determine executive bonuses and disclosure of such new types of targets would result in competitive harm to the Company such that it may omit that information under Instruction 4 to Item 402(b) of Regulation S-K. In such case, the Company will disclose how difficult it would be for the named executive officer, or how likely it will be for the Company, to achieve the undisclosed specific performance target levels, providing as much detail as necessary without providing information that poses a reasonable risk of competitive harm to the Company.

In future proxy statement filings the Company will also disclose for the Company’s named executive officers the Z-Index target and corresponding award levels that comprise the Company’s IMM bonus program and the Company will also qualitatively discuss the components of the Z-Index, unless such performance measures change from the type of performance measures used in 2007 and disclosure thereof would result in competitive harm to the Company such that it may omit this information under Instruction 4 to Item 402(b) of Regulation S-K. In such case, the Company will disclose how difficult it would be for the named executive officer, or how likely it will be for the Company, to achieve the undisclosed specific performance target levels, providing as much detail as necessary without providing information that poses a reasonable risk of competitive harm to the Company.

Form 10-Q for the Quarter Ended June 30, 2008

Note 2. Summary of Significant Accounting Policies

Adoption of New Accounting Pronouncement, page 11

3.	We note from your response to prior comment 12 that the Company engaged and collaborated with an independent national investment banking firm to assist the Company in providing a valuation for its auction rate securities (“ARS”) at September 30, 2008 and you provided the major inputs used in the discounted cash flow model to determine the fair value for your ARS. However, we reissue part of our previous comment to tell us if you considered quantifying the estimates used (e.g. interest rates, amount of cash flows and expected holding period) in preparing the discounted cash flow model for your auction rate securities, as we note that you did not disclose this information in Note 13 of your Form 10-Q for the quarter ended September 30, 2008. In addition, considering the estimates and judgments used in accounting for the Company’s investment portfolio and the related Rights Agreement, tell us how you considered including a discussion of such assumptions and policies in your critical accounting policies and estimates disclosures.

The Company notes the Staff’s comments and considered the guidance contained in paragraph C101 of Appendix C, SFAS 157 to determine whether to quantify the estimates used in preparing the discounted cash flow model for its auction rate securities in its footnote disclosure. In this paragraph, the Company notes that “The Board affirmed its view in the Exposure Draft that standardizing those disclosures for all assets and liabilities measured at fair value (for example, requiring disclosure of assumptions used to measure fair value) would not be practical.” While the Company concurs with the Board’s view that the volume and complexity of information required to be disclosed would not be meaningful to the average investor, the Company will disclose the key assumptions used in valuing its ARSs on a prospective basis.

Note 3. Acquisitions, page 13

4.	We note from your proposed disclosure in response to our prior comment 13 that the Company will accrue for contingent purchase consideration when it is probable that the contingency will be attained and the contingent consideration will be paid. However, paragraph 26 of SFAS 141 states that a contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt, which is a higher probability threshold than described in your proposed disclosure. In addition, paragraph 27 of SFAS 141 states that contingent consideration should be recorded when the contingency is resolved and consideration is issued or becomes issuable. Please tell us when the Company expects to record contingent consideration (i.e. at June 30, 2009 or at an earlier date) and revise your proposed disclosure to be compliant with paragraphs 26 and 27 of SFAS 141.

The Company will modify its contingent consideration disclosure to state that the consideration will be accrued when the outcome of the contingency is determinable beyond a reasonable doubt. Based upon the information currently available, the Company will not be able to make the contingent consideration determination until June 30, 2009. In accordance with paragraph 27 of SFAS 141, when the contingency is resolved and the contingency is issued or becomes issuable, the Company will record the contingent consideration.

5.	In addition, please tell us if you considered disclosing the earn out calculation in further detail (i.e. the specific multiplier used, the period used, etc.) and/or an estimated range of the earn out, if possible.

The Company did contemplate the disclosure of the earn out calculation and an estimated range of the earn out but elected not to disclose either. Upon further consideration, in future filings, the Company has determined that it will disclose, in greater detail, the formula for the earn out, and the estimated range of payments for the earn out, unless that estimated range of payment is substantially uncertain.

Please do not hesitate to contact me at (610) 971-6102 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Donald F. Volk
Donald F. Volk, Chief Financial Officer

cc:	Nooruddin S. Karsan
Tom Valvano
Wayne Kaplan
Barry M. Abelson